

Mail Stop 4561

April 4, 2016

Jonathan Reich
Chief Financial Officer
Zedge, Inc.
22 Cortland Street
14th Floor
New York, NY 10007

      Re: **Zedge, Inc.**
             Form 10-12G
             Filed March 8, 2016
             File No. 000-55593

Dear Mr. Reich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

Risk Factors

"If we fail to attract advertisers or if our advertisers reduce their spending . . . ," page 6

1.   We note your disclosures on pages 38 and F-7 that two of your advertising customers represented 37% and 25% of your revenue in fiscal year 2015 and three of your advertising customers represented 23%, 23%, and 13% of your revenue in fiscal year 2014, respectively. To the extent that this revenue concentration heightens the risk described here, please consider revising to address its significance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

2.   Please consider expanding your overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating performance. Refer to Section III.A of SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

Results of Operations, page 34

3.   You disclose here and on page 35 that the increase in your interim and fiscal year 2015 revenues is mainly attributable to growth in your Android and iOS user base. Please tell us what consideration you gave to distinguishing between, and providing quantitative information regarding, user growth on these platforms. We refer you to Item 303(a) of Regulation S-K.

4.   Based on your disclosures on page F-7, we note that your advertising revenues are based on the delivery of impressions or ad views. As such, please consider revising your filing to disclose the number of impressions you delivered per reporting period as well as the average price per impression and changes thereto, to the extent applicable. In this regard, in order to complement your discussion of the items that contributed to your growth in revenues, also consider separately presenting these metrics by both your Android and iOS operating system.

5.   You disclose that your MAU base increased by 57% in fiscal year 2015 when the MAU figures disclosed here indicate that it increased by a lesser percentage. Please reconcile. Please also define the term "monthly active user" in an appropriate place in the filing, and clarify how you calculate MAUs.

Business, page 38

6.   Please provide us with the relevant portions of the Business Intelligence and Flurry Analytics reports that you cite and, to expedite our review, clearly mark them to highlight the applicable information.

7.   We again refer to your disclosures here and on page F-7 that two of your advertising customers represented 37% and 25% of your revenue in fiscal year 2015 and three of your advertising customers represented 23%, 23%, and 13% of your revenue in fiscal year 2014, respectively. If you have contracts with any of these customers, please tell us what consideration you gave to filing such contracts as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you determined that your business is not substantially dependent on any such contract, please explain how you arrived at that conclusion. We note in this regard your disclosure on page 8 that your contracts

"generally" do not provide you with firm, long-term purchase obligations and the
"majority" of your advertisers do not have direct relationships with you.

Our History, page 39

8.   You state here that your company was formed in 2009. On page F-7, however, you state
        that it was incorporated in 2008. Please reconcile. Furthermore, we note your disclosure
        that in December 2006," IDT acquired 90% of the Company for $3.4 million." Please
        revise to clarify the form and organization of your business at that time.

Management

Directors and Executive Officers, page 41

9.   Your disclosures here suggest that Mr. Arnoy is your only current director who will
        continue to serve on the board following the spin-off. The last risk factor on page 16 and
        disclosures on pages 28 and 30 of IDT Corporation's 2015 definitive proxy statement,
        however, indicate that Mr. Jonas, Mr. Cosentino, and Ms. Mason serve on your Board of
        Directors. We note also in this regard your disclosure on page 41 that prior to the spin-
        off you expect that your board will consist of five members, a majority of which will
        qualify as independent. Please revise as appropriate in accordance with Item 401 of
        Regulation S-K, or advise.

Director Compensation, page 44

10.   Please disclose the information required by Item 402(r) of Regulation S-K for your
        directors in fiscal 2015. If Mr. Arnoy was your only director in fiscal 2015 and his
        compensation is provided pursuant to Item 402(n) of Regulation S-K, then please include
        a statement to that effect in this section.

Executive Compensation

Compensation of our Named Executive Officers, page 45

11.   Please explain to us how you determined that you had only two named executive officers
        for whom executive compensation disclosure was required for fiscal 2015. In this regard,
        we note that your website indicates that you have a chief technology officer. Refer to
        Item 402(m)(2)(ii) of Regulation S-K.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities, page 51

12.   Your disclosure in Note 11 on pages F-16 and F-17 indicates that you may have issued
        unregistered stock-based compensation within the past three years. Please revise to

disclose any information corresponding to these unregistered issuances required by Item 701 of Regulation S-K.

Exhibits

13.   We note that you have a wholly-owned subsidiary, Zedge Europe AS. Your exhibit index, however, does not indicate that you will be filing an exhibit in accordance with Item 601(b)(21) of Regulation S-K. Please revise and file, or advise.

General

14.   We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

15.   Please tell us your intentions with respect to filing and furnishing to shareholders the information statement you have filed as Exhibit 99.1 to your registration statement. As a related matter, the cover page of the information statement indicates it is being furnished by IDT Corporation to its stockholders, but the exhibit index of the Form 10 indicates this is the preliminary information statement of Zedge. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or me at (202) 551-3483 with any other questions.

                  Sincerely,

                  /s/ Katherine Wray

                  Katherine Wray
                  Attorney-Advisor
                  Office of Information
                  Technologies and Services

cc: Dov T. Schwell, Esq.
          Schwell Wimpfheimer & Associates